PRESS RELEASE	MARCH 16, 2022

Largo Reports 2021 Net Income of $22.6 Million and Strong Financial Position; Focused on "Two-Pillar" Strategy as a Leading Vanadium Supplier Benefiting from Strong Vanadium Fundamentals with an Emerging Clean Energy Division

All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Full Year 2021 Highlights

  Revenues of $198.3 million, a 65% increase over 2020; Revenues per pound sold1 of $7.89, a 49% increase over 2020

  Net income of $22.6 million vs. net income of $6.8 million in 2020; Basic earnings per share of $0.35 vs. $0.12 per share in 2020

  Cash balance of $83.8 million exiting 2021 and a net working capital surplus of $118.3 million

  Annual V2O5 production 10,319 tonnes (22.7 million lbs)3 vs. 11,825 tonnes (26.0 million lbs)3 in 2020

  Annual operating costs of $133.0 million vs. $88.4 million in 2020, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $3.37 vs. $2.56 in 2020; 5% above 2021 annual guidance for cash operating costs excluding royalties per pound1

  Total V2O5 equivalent sales of 11,393 tonnes, an 11% increase over 2020

  Issued 3rd annual Sustainability Report covering the Company's new performance targets and disclosures and vanadium's role in the global green economy; The Company continued to improve its overall Environmental, Social and Governance ("ESG") strategy now reflected in improved ratings and scores

  Largo Clean Energy ("LCE") entered into its first battery sales contract with Enel Green Power España.  LCE will deliver a 5-hour 6.1 MWh VCHARGE System and it received a notice to proceed on July 30, 2021

  Additional units of sustainably produced vanadium secured through offtake agreement with Gladieux Metals Recycling ("GMR"): In November 2021, the Company's subsidiary, Largo Resources USA Inc., signed a 10-year exclusive off-take agreement with GMR for the purchase of all standard and high purity grade vanadium products from GMR's recycling facility located in Freeport, Texas

  The Company completed the construction and ramp up of its vanadium trioxide (“V2O3“) plant on budget in Q4 2021 and provided samples to prospective clients for product specification analysis. The Company began the process of shipping V2O3 to customers in Q1 2022

Q4 2021 Highlights

  Revenues of $50.3 million, 19% above Q4 2020; Revenues per pound sold1,2 of $7.88, a 54% increase over Q4 2020

  Net income of $0.8 million vs. net income of $6.9 million in Q4 2020; Basic earnings per share of $0.01 vs. $0.12 per share in Q4 2020

  Operating costs of $37.7 million vs. $31.6 million in Q4 2020, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $3.68 vs. $2.56 in Q4 2020

Vanadium Market Update3

  The average benchmark price per kg of ferrovanadium in Europe is up approximately 90% and, in the U.S., up approximately 100% since the start of 2022; The average benchmark price per pound of V2O5 in Europe was $12.25 as of March 11, 2022, up approximately 40% since the start of 2022

  Demand remains strong in all the Company's key markets and the Company expects additional pressure on overall vanadium supply as a result of ongoing global logistical challenges and geopolitical tensions

  The average benchmark price per pound of V2O5 in Europe was $8.30 in Q4 2021, a 57% increase from the average of $5.29 seen in Q4 2020; The average benchmark price for 2021 was $8.24, a 44% increase from the average of $5.71 for 2020

  The average benchmark price per kg of ferrovanadium in Europe was $32.29 in Q4 2020, a 33% increase from the average of $24.36 seen in Q4 2020; The average benchmark price for 2021 was $34.31, a 37% increase from the average of $24.99 for 2020

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three and twelve months ended December 31, 2021. The Company reported annual vanadium pentoxide ("V2O5") equivalent sales of 11,393 tonnes at a cash operating cost excluding royalties per pound1 of $3.37. 2021 revenues increased 65% to $198.3 million compared to 2020 mainly due to a strengthening of vanadium prices and an increase in annual sales.

Paulo Misk, President and CEO of Largo, stated: "The Company generated net income of $22.6 million in 2021 versus $6.8 million last year, aided by a 44% in the average European V2O5 price and a 37% increase ferrovanadium benchmark price3. The improvement in vanadium prices allowed Largo to end the year on a positive note despite some operational challenges experienced during the year, particularly in Q4 2021 with abnormally high rainfall at our vanadium production operations in Brazil."

He continued: "2021 was an important year for Largo as we continued to focus our efforts on maximizing value for the Company with our "two-pillar" strategy, which presents a very compelling value proposition for our shareholders. Firstly, investors should expect to benefit from the rising profitability of our established vanadium supplier business as we enter what we believe to be a bull market for vanadium. Secondly and over time, investors are expected to benefit from the incremental earnings from the manufacture and sale of our vanadium-based energy storage systems in the context of a remarkable growth projection for long-duration storage needs over the next five years. In support of this, our recently filed technical report outlines a significant growth and optimization plan for our Maracás Menchen Mine, supported by enhanced cash flows from the expected expansion of vanadium production and sale of titanium dioxide pigment. We also remain optimistic that the ongoing work to advance Largo Physical Vanadium Corp. could provide potential advantages for Largo and its energy storage business."

He concluded: "Largo remains a key global player in the vanadium sector through the production and supply of some of the world's highest quality vanadium. Looking ahead, the Company expects a structural vanadium supply deficit to persist as new economy use-cases emerge and vanadium redox flow batteries begin to play a bigger role in addressing the need for long duration energy storage. The Company plans to continue capitalizing on current trends in the vanadium market which should support the successful execution of its growth plans over the coming years."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues	$50,326	$42,254	$198,280	119,987
Operating costs	(37,746)	(31,604)	(133,010)	(88,390)
Direct mine and production costs	(21,370)	(18,547)	(75,126)	(48,929)
Net income (loss) before tax	(337)	6,023	31,759	7,723
Income tax (expense) recovery	(402)	282	(5,430)	(139)
Deferred income tax recovery (expense)	1,528	576	(3,758)	(823)
Net income (loss)	789	6,881	22,571	6,761
Basic earnings (loss) per share	$0.01	$0.12	$0.35	$0.12

Diluted earnings (loss) per share	$0.01	$0.11	$0.35	$0.11
Cash provided before non-cash working capital items	$6,102	$7,539	$55,362	$12,065
Net cash provided by (used in) operating activities	3,427	4,741	39,777	(59,508)

Net cash (used in) provided by financing activities	(2)	2,589	(6,902)	30,232

Net cash used in investing activities	(6,985)	(5,070)	(27,399)	(18,106)

Net change in cash	(3,777)	4,250	4,645	(48,354)
			As at
			December 31 2021	December 31, 2020
Cash			$83,790	$79,145
Working capital[4]			118,310	92,950

Maracás Menchen Mine Operational and Sales Results

	2021					2020
	Q1	Q2	Q3	Q4	Full Year	Q4	Full Year

Total Ore Mined (tonnes)	263,966	340,734	366,484	277,783	1,248,967	338,226	1,087,518
Ore Grade Mined - Effective Grade[5] (%)	1.22	1.15	1.10	1.00	1.12	1.18	1.29

Concentrate Produced (tonnes)	100,467	98,372	113,879	86,129	398,847	108,609	412,661
Grade of Concentrate (%)	3.21	3.23	3.32	3.13	3.23	3.24	3.28
Global Recovery[6] (%)	77.4	79.9	83.7	76.0	79.7	80.6	81.4

V2O5 Produced (Flake + Powder) (tonnes)	1,986	3,070	3,260	2,003	10,319	3,340	11,825
V2O5 produced (equivalent pounds3)	4,378,375	6,768,184	7,187,061	4,415,854	22,749,473	7,363,431	26,069,631
V2O5 Equivalent Sold (tonnes)	2,783	3,027	2,685	2,899	11,393	3,746	10,260
Produced V2O5 equivalent sold (tonnes)	2,654	2,819	2,549	2,843	10,864
Purchased V2O5 equivalent sold (tonnes)	129	208	136	56	529

Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	2.87	3.39	3.53	3.68	3.37	2.56	2.56
Revenues per pound sold ($/lb)[1]	6.49	8.14	9.10	7.88	7.89	5.12	5.31

Annual 2021 Financial Highlights

  During 2021, the Company recognized revenues of $198.3 million from sales of 11,393 tonnes of V2O5 equivalent (2020 - 10,260 tonnes). This represents a 65% increase in revenues over 2020 ($120.0 million) mainly due to higher vanadium prices and sales in 2021.

  Operating costs of $133.0 million in 2021 (2020 - $88.4 million) include direct mine and production costs of $75.1 million (2020 - $48.9 million). The increase in direct mine and production costs is primarily attributable to an increase in sales, the impact of a lower global recoveries, the impact of abnormally elevated levels of rainfall experienced in Q4 2021, which negatively impacted the operational performance and increased costs for critical consumables, including heavy fuel oil ("HFO") and diesel.

  Cash operating costs excluding royalties per pound1 were $3.37 in 2021, compared with $2.56 in 2020. The increase seen in 2021 compared with 2020 is largely due to the reasons as noted above.

  The Company recorded net income of $22.6 million in 2021, representing an 232% increase over net income of $6.8 million in 2020, primarily due to a 65% increase in revenues.

  Professional, consulting and management fees were $17.9 million in 2021, compared with $8.3 million in 2020. The increase is primarily attributable to costs incurred during the year in connection with Largo Clean Energy ("LCE"). In addition, the Company's corporate segment continued to incur increased insurance, legal, regulatory and compliance costs in Q4 2021 as a result of the Nasdaq listing earlier in 2021, U.S. regulatory requirements and ongoing strategic initiatives.

  Technology start-up costs relate to activities at LCE focussed on supporting the future deployments of its VCHARGE vanadium redox flow battery system (Q4 2021 - $2.4 million and 2021 - $3.1 million) and costs related to initial activities for the Company's titanium project (Q4 2021 and 2021 - $0.7 million).

  Other general and administrative expenses were $6.4 million in 2021, compared with $3.3 million in 2020. The increase is primarily attributable to costs incurred in in connection with LCE that was not fully operational in 2020. This contributed to the increases seen in travel, occupancy, information technology, depreciation and amortization and office costs.

Additional Corporate Updates

  Creation of Largo Physical Vanadium Corp.: On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp. and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp., a capital pool company, the terms of which are set out in a non-binding letter of intent dated February 1, 2022. Upon completion of the proposed qualifying transaction and subject to receipt of applicable regulatory approvals, among other things, it is anticipated that the resulting issuer will be named Largo Physical Vanadium Corp. and will become a publicly-listed physical vanadium holding company that will purchase and hold physical vanadium, among other things, for use in the Company's VCHARGE batteries.

  Growth and Optimization of the Maracás Menchen Mine Presented in Updated Technical Report Reflects Increased Value of Largo's Vanadium-Titanium Plans: On November 3, 2021, the Company announced the results of an updated mining plan for its Maracás Menchen Mine to provide enhanced access to the vanadium needed for the Company to continue to execute on its energy storage transition strategy. The updated technical report highlights a $2.0 billion after-tax NPV7 and $4.2 billion after-tax life of mine cash flow from the expected increase in V2O5 production and future production and sale of titanium dioxide pigment. An independent technical report has been prepared and filed in respect of the Company's Maracás Menchen Mine in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

  ESG Progress in 2021: The Company continues to improve its overall ESG performance and public disclosures, as described in Largo's 2020 Sustainability Report issued in August 2021. This is reflected in improved ratings and scores received in 2021 such as MSCI (improved from BBB to A) and EcoVadis (improved from 44/100 to 60/100 - top 83% percentile of mining respondents). Largo began its journey towards net zero by identifying the main sources of greenhouse gas ("GHG") emissions and reporting on Scope 1 and Scope 2 in its 2020 Sustainability Report. The Company continues to explore opportunities for the reduction of its Scope 1 and 2 GHG emissions reductions and is reviewing the use of carbon offsets to reduce its Scope 3 emissions, in particular maritime transportation.

  Ilmenite Concentration Plant and Titanium Dioxide Pigment Project Progress in 2022: In Q1 2022, the Company purchased approximately 90% of the required equipment for its ilmenite concentration plant project, including flotation, desliming, filtration and thickening area equipment. The Company expects to begin construction in mid-March 2022 and begin producing ilmenite concentrate in early 2023.

  Additional Units of Sustainably Produced Vanadium Secured through Offtake Agreement with GMR: The Company believes that its offtake agreement supports the expected growth plans and is aligned with Largo's continued focus on sustainability and integrated ESG principles.

  Heavy Rainfall Impacts Operations in Maracás: The production of 2,003 tonnes of V2O5 in Q4 2021 was 40% lower than the 3,340 tonnes of V2O5 produced in Q4 2020. Lower quarterly production was due to the abnormally elevated levels of rainfall in November and December 2021. An effective water diversion channel system has been implemented to mitigate the impacts of future rains. The Q4 2021 global recovery of 76.0% was lower than the 80.6% seen in Q4 2020 as a result of the instability of the production processes. This is a consequence of the heavy rains which restricted the availability of ore in the mine to feed the plant. In Q4 2021, 277,783 tonnes of ore were mined with an effective grade of 1.00% of V2O5. Ore mined in Q4 2021 was 18% lower than in Q4 2020. The Company produced 86,129 tonnes of concentrate with an effective grade of 3.13%.

  Q1 2022 Production and Sales Impacts: Subsequent to Q4 2021, the Company scheduled a six-day shutdown of the processing plant in January 2022 in order to perform maintenance on the plant cooler engine system and power substations. Following this shutdown, production in January 2022 and February 2022 was 702 and 731 tonnes of V2O5 equivalent, respectively. February production was impacted by a nonplanned corrective maintenance shutdown (5 days) to repair a support the cooler support bearing. Subsequent to Q4 2021, sales in January 2022 and February 2022 were 954 and 571 tonnes of V2O5 equivalent, respectively. Lower sales in February 2022 was due to a combination of shipment delays and a decrease in spot sales as the Company took actions to increase its available inventory levels.

Annual 2021 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, March 17th at 10:00 a.m. ET, to discuss its annual 2021 results and progress.

Webcast and Conference Call Details:

Details of the webcast and conference call are listed below:

Date:	Thursday, March 17, 2022
Time:	10:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1531547&tp_key=73b5ede5f4
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 204-4368
Conference ID:	1507085

Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 1507085
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the years ended December 31, 2021 and 2020 and its management's discussion and analysis for the year ended December 31, 2021 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

Mr. Paul Sarjeant B.Sc. P.Geo., is a qualified person as defined under NI 43-101 and has reviewed the technical information in this press release. Mr. Sarjeant is Manager, Geology of the Company.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation ("forward-looking information"), some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; production and sale of titanium dioxide pigment, expansion of vanadium production, and related impacts on cash flow; the successful vertical integration of the Company; timing and cost related to the build-out of the ilmenite plant and titanium dioxide pigment processing plant; the extent of capital and operating expenditures; the effectiveness of our efforts to mitigate effects of future rains on operations at the Maracás Menchen Mine; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales; and the completion by Largo Physical Vanadium Corp. of a qualifying transaction with Column Capital Corp. and listing of the resulting issuer on the TSX Venture Exchange; purchases of vanadium products from GMR.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and the geological, operational and price assumptions on which these are based are within reasonable bounds of accuracy (including with respect to size, grade and recovery); the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that we will be able to build, finance and operate our vanadium redox flow ("VRFB") business; that we will be able to protect and develop our technology and maintain our intellectual property; that we will be able to market, sell and deliver our VCHARGE± battery system on specification and at a competitive price; that the Company's current plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved; that we will be able to secure the required production resources to build our VCHARGE± battery system; and that VRFB technology will generally be adopted in the market.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Annual 2021 Net Income Reconciliation

		2021
Total V2O5 equivalent sold	lbs	25,117	A
	tonnes[1]	11,393

Produced V2O5 equivalent sold	lbs	23,953	B
	tonnes[1]	10,865

Revenues per pound sold[2]	$/lb	$ 7.89	C
Cash operating costs per pound[2]	$/lb	$ 3.74	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP financial measure, and cash operating costs per pound is a non-GAAP ratio, with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

		2021
Revenues		$ 198,280	A x C 11,393 tonnes of V2O5 equivalent sold (2020 - 10,260 tonnes), with revenues per pound sold of $7.89 (2020 - $5.31).
Cash operating costs		(89,655)	B x D Global recovery of 79.7% (2020 - 81.5%), impact of cost increases for critical consumables, including HFO and diesel, and abnormal rainfall.
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(9,252)		Note 22 3,251 tonnes of FeV sold. Unit conversion costs are increasing due to aluminum price increases.
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(9,666)		Note 22 528 tonnes of V2O5 equivalent of purchased products sold, compared with 716 tonnes in 2020 with a cost of $10,459.
Distribution costs	(5,302)		Note 22
Depreciation	(21,537)		Note 22
Inventory write-down	(3,210)		Note 22
Loss on iron ore sales	(50)		Note 22
		(49,017)
Commercial & Corporate costs

		2021
Professional, consulting and management fees	(8,678)		Note 17 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and compliance costs in 2021 as a result of the Nasdaq listing earlier in 2021 and ongoing U.S. regulatory requirements.

Other general and administrative expenses	(2,772)

Share-based payments	(3,135)
		(14,585)
Largo Clean Energy		(10,231)	Note 17 (excluding finance costs) 2021 guidance between $7,000 and $9,000.

Titanium project		(814)	Note 17 - "other"
E&E properties		(4)	Note 17 (excluding finance costs)
Foreign exchange gain		610
Finance costs		(1,135)
Interest income		403
Exploration and evaluation costs		(2,093)

Net income (loss) before tax		31,759

Income tax expense		(5,430)
Deferred income tax expense		(3,758)

Net income		$ 22,571

Non-GAAP Measures

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. This press release contains non-GAAP financial measures and non-GAAP ratios, which are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

Revenues per pound sold is a non-GAAP financial measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs, is considered to be a key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This measure differs from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold to revenues and the revenue information presented in note 17 as per the 2021 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues - V2O5 producedi, ii	$24,520		$100,901
V2O5 sold - produced (000s lb)	3,234		13,499
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$7.58		$7.47

Revenues - V2O5 purchasedi, ii	$-		$455
V2O5 sold - purchased (000s lb)	-		55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-		$8.27

Revenues - V2O5i, ii	$24,520		$101,356
V2O5 sold (000s lb)	3,234		13,554
V2O5 revenues per pound of V2O5 sold ($/lb)	$7.58		$7.48
Revenues - FeV producedi, ii	$24,853		$88,761

FeV sold - produced (000s kg)	930		3,251
FeV revenues per kg of FeV sold - produced ($/lb)	$26.72		$27.30

Revenues - FeV purchasedi, ii	$953		$8,163
FeV sold - purchased (000s kg)	39		304
FeV revenues per kg of FeV sold - purchased ($/lb)	$24.44		$26.85

Revenues - FeVi, ii	$25,806		$96,924

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
FeV sold (000s kg)	969		3,555
FeV revenues per kg of FeV sold ($/lb)	$26.63		$27.26

Revenuesi, ii	$50,326	$42,254	$198,280	$119,987

V2O5 equivalent sold (000s lb)	6,390	8,259	25,117	22,606
Revenues per pound sold ($/lb)	$7.88	$5.12	$7.89	$5.31

i. Three months ended numbers are calculated from the year ended numbers in note 17 less the corresponding number disclosed in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

ii. Year ended numbers are as per note 17.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

Cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These measures differ from the total cash costs per pound non-GAAP measure the Company has used to measure overall performance (see later in this section).

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound, and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, cash operating costs per pound, and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2021 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Operating costs[i]	$37,746	$31,604	$133,010	$88,390
Professional, consulting and management feesii	1,176	963	4,162	3,086
Other general and administrative expensesii	497	514	1,500	1,669
Less: loss on iron ore sales[i]	-	-	(50)	-
Less: conversion costs[i]	(2,592)	(1,330)	(9,252)	(1,976)
Less: product acquisition costs[i]	(1,010)	(2,965)	(9,666)	(10,459)
Less: distribution costs[i]	(1,463)	(1,029)	(5,302)	(2,269)
Less: inventory write-down[i]	(3,208)	-	(3,210)	(3)
Less: depreciation and amortization expense[i]	(5,824)	(5,728)	(21,537)	(17,473)
Cash operating costs	25,322	22,029	89,655	60,965
Less: royalties[i]	(2,279)	(1,958)	(8,867)	(7,107)
Cash operating costs excluding royalties	23,043	20,071	80,788	53,858
Produced V2O5 sold (000s lb)	6,267	7,831	23,953	21,027
Cash operating costs per pound ($/lb)	$4.04	$2.81	$3.74	$2.90
Cash operating costs excluding royalties per pound ($/lb)	$3.68	$2.56	$3.37	$2.56

i. Year ended numbers as per note 22. Three months ended numbers are calculated from the year ended numbers in note 22 less the corresponding number disclosed in note 20 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

ii. Year ended numbers as per the Mine properties segment in note 17. Three months ended numbers are calculated from the year ended numbers in note 17 less the corresponding number disclosed in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

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1 Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

2 Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

3 Fastmarkets Metal Bulletin.

4 Defined as current assets less current liabilities per the consolidated statements of financial position.

5 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

6 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

7 Drilling and engineering work performed on the Campbell Pit, and NAN and GAN deposits, in addition to the inclusion of titanium dioxide ("TiO2") has resulted in a significant increase in reserves and resources.